UNITED STA[illegible]  [illegible]NGE COMMISSION

07005928

AD 3/28

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of theSecurities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NUMBER
8-44487

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heartland Investor Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus (City) OH (State) 43219 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL

E

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR [illegible] 2007 WASH. DC 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investor Services, LLC as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 8-20-2011

Signature

Financial and Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Heartland Investor Services, L.L.C.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Member of
Heartland Investor Services, L.L.C.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in member's equity and of cash flows, present fairly, in all material respects, the financial position of Heartland Investor Services, L.L.C. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at December 31, 2006, and the results of its operations, changes in its member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2007

Heartland Investor Services, L.L.C.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 2,287,694
Other receivables	33,061
Prepaid expenses	89,491
Total assets	$ 2,410,246
Liabilities and Member's Equity	
Liabilities	
Distribution fees payable	$ 542,104
Accrued distribution related expenses	110,821
Payable to affiliates, net	531,548
Other accrued liabilities	44,353
Total liabilities	1,228,826
Member's equity	
Contributed interest	330,000
Retained earnings	851,420
Total member's equity	1,181,420
Total liabilities and member's equity	$ 2,410,246

The accompanying notes are an integral part of these financial statements.

Heartland Investor Services, L.L.C.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Income
Year Ended December 31, 2006

Revenues	
Distribution fees	$ 4,665,592
Base distribution fees	299,996
License and fees rebill	93,999
Interest income	2,666
Total revenues	5,062,253
Expenses	
Distribution and distribution related expense	4,574,592
Administrative service fee to affiliate	77,098
Licenses and fees	104,234
Professional fees	38,520
Intangibles tax	9,353
Other	4,628
Total expenses	4,808,425
Income before income taxes	253,828
Income taxes	92,927
Net income	$ 160,901

The accompanying notes are an integral part of these financial statements.

Heartland Investor Services, L.L.C.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Member's Equity
Year Ended December 31, 2006

	Contributed Interest	Retained Earnings	Total Member's Equity
Balances at December 31, 2005	$ 330,000	$ 690,519	$ 1,020,519
Net income	-	160,901	160,901
Balances at December 31, 2006	$ 330,000	$ 851,420	$ 1,181,420

The accompanying notes are an integral part of these financial statements.

Heartland Investor Services, L.L.C.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 160,901
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in other receivables	(28,061)
Increase in prepaid expenses	(20,332)
Decrease in receivable from affiliates, net	129,240
Increase in distribution fees payable	542,104
Decrease in accrued distribution *related* expenses	(545,712)
Increase in payable to affiliates, net	531,548
Decrease in other accrued liabilities	(3,149)
Net cash provided by operating activities	766,539
Cash and cash equivalents	
Beginning of year	1,521,155
End of year	$ 2,287,694
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 77,120

The accompanying notes are an integral part of these financial statements.

1. Organization

Heartland Investor Services, L.L.C. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as a distributor and principal underwriter to Heartland Mutual Funds (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the Funds.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal. Cash equivalents represent investments in a money market fund.

Revenue Recognition
Distribution fees represent 12b-1fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Base distribution fees are fees earned from the Funds' investment adviser for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fees contain a fixed annual component plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' adviser to compensate the Company for certain expenses incurred. The expenses include NASD licensing and advertising review fees.

Distribution and Distribution Related Expense
Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Plan. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates adjusted for the effect of any temporary differences of the Company. There are no state income taxes associated with the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Related-Party Transactions

During the year ended December 31, 2006, BISYS and certain of its subsidiaries provided various services to the Company, such as acting as collecting and paying agent, providing use of office facilities, equipment, personnel and other administrative services. The Company is charged an administrative service fee for these services designed to cover the costs of providing such services. The amount charged to the Company increased effective July 1, 2006 and amounted to $77,098 for the year ended December 31, 2006. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital under the Rule of $1,057,471, which was $975,549 in excess of its minimum required net capital of $81,922. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 1.16 to 1.

5. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an Agreement with the Funds under which it provides distribution services. The Agreement continues in effect until terminated by either party. The Company receives 12b-1 fees on Funds' shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

The Company has a Distributor Services Agreement with the Funds' investment advisor for which the Company provides ongoing management and oversight of distributor activities. The revenue is realized as base distribution fees. The agreement contains a fixed annual fee plus a variable portion if additional services are provided. The Agreement continues in effect until terminated by either party.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.



SUPPLEMENTARY INFORMATION

Heartland Investor Services, L.L.C.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Schedule I - Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
December 31, 2006

Total member's equity from the statement of financial condition		$ 1,181,420
Deductions for nonallowable assets		
Other receivables	$ 33,061	
Prepaid expenses	89,491	122,552
Net capital before haircuts		1,058,868
Haircuts		1,397
Net capital		1,057,471
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		81,922
Excess net capital		$ 975,549
Total aggregate indebtedness		$ 1,228,827
Percentage of aggregate indebtedness to net capital		116%

There are no material differences between the computation above and the computation included in the unaudited FOCUS report, Form X-17a5, Part II, filed as of December 31, 2006, as amended.

Heartland Investor Services, L.L.C.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2006

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Member of
Heartland Investor Services, L.L.C.:

In planning and performing our audit of the financial statements of Heartland Investor Services, L.L.C. (a wholly owned subsidiary of the BISYS Group Inc.) (the "Company") as of and for the year ended December 31, 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

PRICEWATERHOUSECOOPERS

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

END